

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
Francis Biscan, Jr.
Chief Executive Officer
Tara Minerals Corp.
375 N. Stephanie St.
Henderson, NV 89014

> **Re: Tara Minerals Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response dated February 27, 2014**
> **File No. 333-143512**

Dear Mr. Biscan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business page 5

1. We note your response to comment 1 from our letter dated February 11, 2014. We are unable to locate the identifying numbers for your Don Roman concessions as an exhibit to your 10-K for the fiscal year ended December 31, 2011 as indicated in your response. Please advise. In your response please include recording and expiration dates.

2. Additionally, please tell us the specific conditions that must be met to retain your rights, including the quantification and timing of all necessary payments and confirm that you will include this information in future filings.

3.   We are unable to locate your response to comment 2 from our letter dated February 11, 2014 and we reissue the comment.

        You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director